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February 27, 2018

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Miller/Howard Funds Trust (the “Trust”) File Nos.: 333-207738 and 811-23111

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, the Miller/Howard Income-Equity Fund, the Miller/Howard Drill Bit to Burner Tip® Fund and the Miller/Howard Infrastructure Fund (the “Funds”), is Post-Effective Amendment (“PEA”) No. 7 under the 1933 Act and PEA No. 7 under the 1940 Act to the Trust’s Registration Statement on Form N-1A .  It is proposed that the PEA will become effective immediately pursuant to paragraph (b).

The filing is made primarily to update certain financial information and incorporate other non-material changes made to the Funds’ prospectus and statement of additional information.  The attached PEA does not include disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

If you have any questions concerning the foregoing, please contact Thomas Majewski of Shearman & Sterling LLP, counsel to the Trust, at (212) 848‑7182.

Sincerely,

/s/ Thomas M. Majewski

Thomas M. Majewski

SHEARMAN.COM
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